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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Schedule 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                          MicroLeague Multimedia, Inc.
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                     59507T
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                                 (CUSIP Number)




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The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                   Page 1 of 5



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       CUSIP No.  59507T           13G               Page  2  of  5  pages
                 --------                                 ---    ---
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       1.   NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Melanie Hopkins

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       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
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       3.   SEC USE ONLY

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       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                           5.   SOLE VOTING POWER

                                0
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             395,301(1)
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                0
           WITH            -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                395,301(1)
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       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           395,301(1)
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       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES*    [ ]


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       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.1%
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       12. TYPE OF REPORTING PERSON*

           IN
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       (1)    Includes 370,173 shares of Common Stock owned by the reporting person and Thacher Longstreth as joint tenants with rights of survivorship and 25,128 shares of Common Stock issuable upon exercise of options.





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       CUSIP No.  59507T           13G               Page  3  of  5  pages
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Item 1(a).        Name of Issuer:
                  MicroLeague Multimedia, Inc. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  750 Dawson Drive, Newark, Delaware  19713

Item 2(a).        Name of Person Filing:
                  Melanie Hopkins

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  1108 Rittenhouse, 210 West Rittenhouse Square,
                  Philadelphia, PA  19103

Item 2(c).        Citizenship:
                  United States of America

Item 2(d).        Title of Class of Securities:
                  Common Stock, $.01 par value per share, of the Company ("Common Stock")

Item 2(e).        CUSIP Number:
                  59507T

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

         (a)      Amount beneficially owned:

                  395,301

         (b)      Percent of Class:

                  9.1%

         (c)      Number of shares to which such person has:

                  (i)      Sole power to vote or direct the vote:

                           0

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   CUSIP No.  59507T           13G               Page  4  of  5  pages
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              (ii)     Shared power to vote or direct the vote:

                       395,301

              (iii)    Sole power to dispose or to direct the disposition of:

                       0

              (iv)     Shared power to dispose or to direct the disposition of:

                       395,301

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of a Group.

         Not applicable

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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       CUSIP No.  59507T           13G               Page  5  of  5  pages
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Date: February 16, 1997
                                                     -------------------------

                                               /s/ Melanie Hopkins
                                               -------------------------------
                                               Melanie Hopkins